UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2

to

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN INC.

(Name of registrant)

Date of end of last fiscal year: March 31, 2009†

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MASAAKI KAJI

Development Bank of Japan Inc.

New York Representative Office

1251 Avenue of Americas

Suite 830

New York, New York 10020

Copies to:

GARTH W. BRAY

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

†	The registrant was established on October 1, 2008. Its first fiscal period was the six-month period ended March 31, 2009.

*	The registrant is filing this annual report on a voluntary basis.

This Amendment No. 2 amends the Annual Report on Form 18-K (the “Annual Report”) of Development Bank of Japan Inc. (the “Registrant”) filed on January 20, 2009, by adding the information set forth below and in the exhibits hereto. The Annual Report, as amended by Amendment No. 1 filed on February 10, 2009 and by this Amendment No. 2, is intended to be incorporated by reference into Registration Statement No. 333-154791 of the Registrant and Japan filed on October 28, 2008.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 14, 35, 50 and 52 of Exhibit 1 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 14, 35 and 50 to 51 of Exhibit 1 hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 50 to 52 of Exhibit 1 hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 25, 36 and 37 to 39 of Exhibit 1 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered 2 to 4 consecutively.

(b)	The following exhibits:

(1)	Description of Development Bank of Japan Inc., dated September 29, 2009 (including the audited financial statements of Development Bank of Japan Inc. for the six months ended March 31, 2009).

(2)	Consent of Deloitte Touche Tohmatsu LLC.

(3)	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2010 (in Japanese only).**

(4)	Certificate as to an English translation of the Development Bank of Japan Inc. Law (Law No. 85 of 2007, as amended), together with such English translation.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

**	Filed under cover of Form SE on September 29, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to its Annual Report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 29th day of September, 2009.

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Takeshi Kusanagi
TAKESHI KUSANAGI
Director, Treasury Department

EXHIBIT INDEX

Exhibit Number	Description
1.	Description of Development Bank of Japan Inc., dated September 29, 2009 (including the audited financial statements of Development Bank of Japan Inc. for the six months ended March 31, 2009)

2.	Consent of Deloitte Touche Tohmatsu LLC

3.	(P) Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2010 (in Japanese only)**

4.	Certificate as to an English translation of the Development Bank of Japan Inc. Law (Law No. 85 of 2007, as amended), together with such English translation

**	Filed under cover of Form SE on September 29, 2009.

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